UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2005

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2005

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Dividend Payment of an Overseas Subsidiary

Tokyo, November 24, 2005 — Today, UFJ Bank Limited (the “Bank”; President: Takamune Okihara), a subsidiary of Mitsubishi UFJ Financial Group, Inc. (President & CEO: Nobuo Kuroyanagi), passed a resolution to allow Tokai Preferred Capital Company L.L.C., an overseas special purpose subsidiary of the Bank, to pay dividends on its preferred securities (OPCO securities) on December 30, 2005.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Financial Planning Division

Tel: 81-3-3240-7455

Reference

[Terms and Conditions]

Issuer

Tokai Preferred Capital Company L.L.C.

Offered Securities

Non-cumulative Preferred Securities (”the Securities”)

The Securities provide holders with a liquidation preference that is substantially pari passu to the most senior class of preferred shares of the Bank, and ranks senior to the common shares with respect to payment of dividends.

Maturity Date & Redemption

The Securities are perpetual, but may be redeemed in whole or in part on any dividend payment date commencing in June 2008 at the option of the issuer. Any redemption of the Securities is subject to applicable regulatory requirements, including the prior approval of the Financial Services Agency of Japan if then required.

Dividends

Non-cumulative dividends are payable at a fixed rate through the dividend payment date in June 2008. Thereafter, non-cumulative dividends are payable at a floating rate with a step-up.

Issued Amount

USD1billion (USD1,000 per security)

Issue Date

March 26, 1998

Dividend Payment Dates

June 30 and December 31 of each year or, if such day is not a Business Day, the immediately preceding Business Day.

Conditions for Suspending Dividend Payments

If any of the following conditions occur, payment of dividends shall be suspended and such suspended dividend payments shall not be cumulative (except in the case that the Bank has instructed the issuer to pay a dividend and on a compulsory dividend payment date described below):

(1) The issuer receives a notice from the holder of its common securities, Tokai Preferred Capital Holdings, Inc., instructing it not to pay dividends;

(2) A “Regulatory Event” occurs and is continuing. “Regulatory Event” means an event where the Bank’s total risk-based capital ratio or Tier I risk-based capital ratio, calculated on a consolidated basis as of the end of any period in respect of which UFJ Bank submits financial statements to the Financial Services Agency of Japan, declines below the minimum percentage required by Japanese banking regulation.

Compulsory Dividend Payments

If the Bank pays any dividends on any of its capital stock with respect to any fiscal year of the Bank, then the issuer will be required to pay the full amount of dividends on the Securities on the compulsory dividend payment dates falling on December 31 of the calendar year in which such fiscal year ends and on June 30 of the next succeeding calendar year

Liquidation Preference

USD1,000 per security